Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Breeze Holdings Acquisition Corp.

(Commission File No. 001- 39718)

Date: May 11, 2023

Top Defense Stocks to Watch: RKLB | RTX | BREZ | GD | BWXT

Defense stocks are a staple in many investment portfolios and for good reason. With the United States and other governments as customers, they offer a level of security not found otherwise in the market.

So, it’s not surprising that you’re looking for the best defense stocks for your watchlist.

I’ve found five stocks in the category that are worth keeping a very close eye on. Read on to learn more about them.

Rocket Lab USA Inc (Nasdaq: RKLB): Human Space Flight Is in the Cards

Rocket Lab may be the last company you expected to see on a list like this. The company has significantly underperformed when compared to the overall market, but that may prove to be an opportunity, and I’m not the only person that sees it that way.

RKLB currently has an average price target of $8.32, representing the potential for more than 100% gains ahead.

As its name suggests, Rocket Lab is an aerospace and defense company. It’s working on the Neutron rocket for manned missions to space and has plenty of money in the bank to complete that work. The company also completed five successful commercial launches and four successful government launches of its electron rocket in 2022. Not a single launch was a failure!

All told, the stock looks to be clearly undervalued, and an opportunity for significant growth ahead.

Raytheon Technologies Corp. (NYSE: RTX): A Defense Powerhouse

What would an article about defense stocks to watch be without mention of Raytheon Technologies? The company was created by a merger between Raytheon and United Technologies. These companies stood well on their own, but together, they’re a force to contend with.

At the moment, the company is in a prime position to take advantage of increased defense spending.

The government is expected to buy more next-gen aircraft, missiles, munitions, and more, and Raytheon Technologies is one of the first places it will look to do so. Aside from the growth led by government purchases, the company is also likely to benefit greatly from growth in the commercial aerospace sector. No matter where you look, Raytheon Technologies is hard to ignore.

Breeze Holdings Acquisition Corp. (Nasdaq: BREZ): Reducing Casualties by Reducing the Weight of Ammunition

Next on the list is a company you likely haven’t heard of, but it’s worth taking a look. Breeze Holdings Acquisition Corp. is a SPAC that has nothing to do with defense quite yet. But that’s all about to change.

The company is expected to close a deal with TV Ammo (True Velocity Ammo), a defense technology company that’s making serious waves in the ammunition space. The company’s claim to fame is composite-cased ammunition that’s 30% to 32% lighter than traditional ammunition. That’s a huge advantage on the battlefield.

Not to mention, the company signed a partnership with Bass Pro Shops that will lead to the company’s ammunition being sold in stores across the country.

Sure, this is an early play, but the early bird gets the worm.

General Dynamics Corporation (NYSE: GD): Strong Revenue Growth Ahead

General Dynamics is another defense powerhouse that’s likely to benefit greatly from the government’s increased defense spending. In fact, some suggest that the company will sell 170 aircraft to the government this year for delivery in 2024. This includes 138 large craft and 32 midsized airplanes.

As a result of the continued growth in government spending, General Dynamics’ revenue is expected to climb by nearly 5% in 2023.

It’s also important to keep in mind that aircraft isn’t the only thing the company does. It also has significant marine segment and technology segment sales that are expected to continue growing.

BWX Technologies Inc (NYSE: BWXT): Keeping the Fleet Moving

BWX Technologies lives on a different side of defense. They don’t make the craft used by our military or sell ammunition and weapons systems. Instead, BWXT is focused on the provision of nuclear reactors, fuel, and services that keep submarines and carriers operational.

The company has seen strong growth due to its microreactor technologies and uranium processing, and that growth isn’t expected to slow any time soon.

Not to mention, the stock is a strong play for recession-proofing your portfolio. After all, the company is focused on naval operations, nuclear energy, and medicine – three industries that don’t necessarily ebb and flow with economic developments.

Final Thoughts

The defense sector is riddled with opportunities. That’s especially the case as global tensions continue to mount and the threat of recession leads investors to adjust their portfolios. If you’re looking for strong defense plays, dive into the stocks mentioned above – but remember to do your own research and speak with your financial advisor or certified financial planner before making an investment decision.

Article Resources:

●	https://www.tipranks.com/stocks/rklb/forecast

●	https://finance.yahoo.com/quote/rklb

●	https://www.rocketlabusa.com/

●	https://finance.yahoo.com/quote/rtx

●	https://www.rtx.com/

●	https://www.rtx.com/news

●	https://finance.yahoo.com/quote/brez

●	https://www.tvammo.com/

●	https://www.bitchute.com/video/pzpep7UPIWDO/

●	https://finance.yahoo.com/quote/gd

●	https://www.gd.com/

●	https://finance.yahoo.com/quote/bwxt

●	https://www.bwxt.com/

Disclosure: CNA Finance is not an investment advisor or broker-dealer. This article is not a solicitation to buy or sell any security and was designed for information purposes only. This article was written by Joshua Rodriguez and shares his true opinion, which may not be the opinion of the publication it appears on. Joshua Rodriguez holds no positions in any security mentioned herein and has no intentions of opening positions within the next 72 hours. This publication was sponsored by Global Advertising Agency and should not be considered investment advice. Trading and investing in stocks involve risk. CNA Finance suggests you speak with your personal financial advisor or investment advisor before making any investment decisions.

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